SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 1)

INTERNATIONAL GAME TECHNOLOGY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.60% Convertible Debentures due 2036	459902AN2 and 459902AP7
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

David D. Johnson
Executive Vice President, General Counsel and Secretary
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521
(775) 448-7777

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David J. Johnson, Jr., Esq.

Loren J. Weber, Esq.

O’Melveny & Myers LLP

1999 Avenue of the Stars, 7th Floor

Los Angeles, California 90067

Telephone: (310) 553-6700

Facsimile: (310) 246-6779

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$716,219,364	$39,965.05

*

Calculated solely for the purpose of determining the amount of the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.60% Convertible Debentures due 2036, as described herein, is 100% of the principal amount outstanding, plus accrued and unpaid interest, or $1,013.00 per $1,000 principal amount of the securities. As of November 12, 2009, there was $707,028,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $716,219,364.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$39,965.05	Filing Party:	International Game Technology

Form or Registration No.:	SC TO-I	Date Filed:	November 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by International Game Technology, a Nevada corporation (the “Company”), with respect to the right of each holder of the Company’s 2.60% Convertible Debentures due 2036 (the “Securities”) to sell and the obligation of the Company to purchase the Securities, as described in the Company Notice to All Holders of 2.60% Convertible Debentures Due 2036, dated November 12, 2009 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Amendment No. 1 is the final amendment to the Schedule TO.  The Schedule TO, as amended and supplemented by this Amendment No. 1 is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) and (4) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

This Schedule TO is hereby amended and supplemented by adding the following:

The Put Option expired at 5:00 p.m., New York City time, on Monday, December 14, 2009 (the “Expiration Date”).  On December 15, 2009, the Company announced the acceptance for purchase of all outstanding Securities that were validly tendered and not withdrawn as of the Expiration Date.  Based on final information provided to the Company by Wells Fargo Bank, National Association, the paying agent, $701,231,000 aggregate principal amount of the Securities, representing approximately 99% of the aggregate principal amount of the outstanding Securities prior to the Put Option, were validly tendered and accepted for purchase in the Put Option, at a price equal to 100% of the aggregate principal amount of the Securities, plus any accrued interest up to but not including December 15, 2009, or a total of $1,013 per $1,000 principal amount of the Securities.  The aggregate consideration for the accepted Securities of $710,347,003 will be delivered promptly to the tendering holders by the paying agent.  After giving effect to the purchase of the tendered Securities, $5,797,000 aggregate principal amount of the Securities remain outstanding.  The full text of the Company’s press release, dated December 15, 2009, announcing the expiration and results of the Put Option is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Item 12.     Exhibits.

(a)(1)(A)*	Company Notice to All Holders of 2.60% Convertible Debentures due 2036, dated November 12, 2009.

(a)(5)(A)*	Press Release Regarding Put Option, dated November 12, 2009.

(a)(5)(B)**	Press Release Regarding Completion of Put Option, dated December 15, 2009.

(b)	None.

(d)(1)

Indenture, dated as of December 20, 2006, between International Game Technology and Wells Fargo Bank, National Association, as Trustee, relating to the 2.60% Convertible Debentures due December 15, 2036 (incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed December 20, 2006).

(g)	None.

(h)	None.

*	Previously filed with Schedule TO-I.

**	Filed herewith.

Item 13.     Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2009	INTERNATIONAL GAME TECHNOLOGY

	By:	/s/ Patrick W. Cavanaugh
Patrick W. Cavanaugh
Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to All Holders of 2.60% Convertible Debentures due 2036, dated November 12, 2009.

(a)(5)(A)*	Press Release Regarding Put Option, dated November 12, 2009.

(a)(5)(B)**	Press Release Regarding Completion of Put Option, dated December 15, 2009.

(b)	None.

(d)(1)

Indenture, dated as of December 20, 2006, between International Game Technology and Wells Fargo Bank, National Association, as Trustee, relating to the 2.60% Convertible Debentures due December 15, 2036 (incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed December 20, 2006).

(g)	None.

(h)	None.

*	Previously filed with Schedule TO-I.

**	Filed herewith.